Exhibit 21.1

Significant Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
MINISO Universal Holding Limited	British Virgin Islands
MINISO Global Holding Limited	British Virgin Islands
MINISO Development Hong Kong Limited	Hong Kong
MINISO Investment Hong Kong Limited	Hong Kong
MINISO Hong Kong Limited	Hong Kong
MINISO Life Style Private Limited	India
USA Miniso Depot Inc.	United States
PT. Miniso Lifestyle Trading Indonesia	Indonesia
MIHK Management Inc.	Canada
Miniso (Guangzhou) Co., Ltd.	PRC
Miniso Youxuan Technology (Guangzhou) Co., Ltd.	PRC
Miniso International (Guangzhou) Co., Ltd.	PRC
Miniso (Hengqin) Enterprise Management Co., Ltd.	PRC